Mail Stop 3010

October 30, 2009

Mr. Milton C. Ault III
Chief Executive Officer
Zealous, Inc.
15641 Red Hill Avenue, Suite 200
Tustin, CA 98780

> **Re:** **Zealous, Inc.**
> **Item 4.01 Form 8-K**
> **Filed September 4, 2009, as amended September 4, 2009, September 11, 2009, and October 30, 2009**
> **File No. 000-26383**

Dear Mr. Ault:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jonathan Wiggins
Staff Accountant